NEW JERSEY MINING COMPANY

April 11, 2014

John Reynolds

Assistant Director

Division of Corporation Finance

U.S. Securities & Exchange Commission

Washington, D.C. 20549

Re:

New Jersey Mining Company

Registration Statement on Form 10

Filed February 25, 2014

File No. 000-28837

Comment Letter dated March 4, 2014

Dear Mr. Reynolds,

New Jersey Mining Company (the “Company”) has reviewed your comments contained in your March 4, 2014 letter prepared by James Lopez and has the following response:

The Company has provided current financial statements which it believes are consistent with Rule 8-08 of Regulation S-X in its Amended Form 10 filed on a date even herewith. Thank you.

Sincerely,

/s/ Delbert Steiner

Chief Executive Officer